328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	October 15th, 2008
For Immediate Release	NR#08-20

MAG Silver Reports Drilling Results

from the Valdecañas Vein

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) reports on behalf of Minera Juanicipio SA (a joint venture between Fresnillo plc (56%) and MAG (44%)) new assay results from drilling along the Valdecañas Vein.  The results confirm the anticipated decrease of high grade silver with depth and add intercepts in areas beyond the published resource limits. Drilling continues with four drills currently operating.

Ongoing drilling is focused on defining the Valdecañas Vein on a 100 by 100 metre grid, with the goal of moving as much as possible of the recently reported inferred resource (see press release of June 18, 2008) to an indicated resource by year end.  The operator has confirmed that drilling of the Juanicipio Vein (parallel to and one kilometre south of the Valdecañas Vein) is scheduled to resume early in November.

Holes HE and HF cut a pair of high-grade silver and gold vein splays above the main Valdecañas Vein in an area that shows both structural complexity and multiple veins with distinctly different gold and silver values (see press releases dated June 19, July 16, and July 28, 2008).

The upper vein in Hole HE assayed greater than 10,000 grams per tonne (g/t) (291 ounces per ton (opt)) silver, 9.69 g/t gold, 0.13% lead and 0.23% zinc over 0.21 metres (true width). The lower vein reported 624 g/t (18.2 opt) silver, 0.27 g/t gold, 1.69% lead and 0.33% zinc over 1.40 metres (true width).  High grades were also cut in Hole HF.  These holes lie outside the published resource model and may be high level intercepts of a separate vein stage.  Drilling below Hole HE is required to test this possibility.

Holes JE, OG, QG and SE were targeted to define the lower limit of the precious metals mineralized zone.  As expected, these four holes returned the high base metal and lower precious metal values that characterize the “roots” of this style of vein:

 -  Hole JE intersected the Valdecañas Vein deep on section “J”.  The vein reported 243 g/t        (7.1 opt) silver and 2.74 g/t gold with 2.41% lead and 5.44% zinc over a true width of 5.44   metres.  This includes a hangingwall zone that runs 204 g/t (5.9 opt) silver and 5.7 g/t gold over 0.68 metres (true width).

-

- Hole OG is the deepest intercept of the Valdecañas Vein on section “O” (200 metres beneath OE2) and reports 142 g/t (4.2 opt) silver, 1.29 g/t gold, 0.90% lead and 2.70% zinc over 4.40 metres (true width).

- Hole QG intersected the Valdecañas Vein deep on section “Q”  and reports 86 g/t (2.5 opt) silver, 0.15 g/t gold, 2.72% lead and 3.81% zinc over 1.88 metres (true width).

- Hole SE is the deepest intercept of the Valdecañas Vein on section “S”  and reports 124 g/t (3.6 opt) silver, 0.89 g/t gold, 0.64% lead and 3.06% zinc over 2.01 metres (true width).

Hole OE2 intersected a pinched down vein segment with low values over 1.81 metres (true width).

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	True
Valdecañas			metres	g/t	opt	g/t	%	%	Width
JI-08-HE	774.85	778.20	3.35	145	4.2	1.63	0.92	3.68	3.15
Upper Hanging Wall	677.45	678.05	0.60	>10,000	291	9.69	0.13	0.23	0.21
Lower Hanging Wall	683.50	685.10	1.60	624	18.2	0.27	1.69	0.33	1.40
JI-08-HF	778.50	780.50	2.00	58	1.7	0.35	0.31	1.63	1.53
Upper Hanging Wall	681.90	682.65	0.75	3750	109.6	0.20	3.95	3.87	0.27
Lower Hanging Wall	689.90	690.75	0.85	555	16.2	0.28	0.45	6.85	0.75
JI-08-JE	881.05	887.05	8.00	243	7.10	2.74	2.41	5.44	5.44
Including	881.05	882.05	1.00	204	5.9	5.7	2.63	3.09	0.68
JI-08-OE2	743.1	745.1	2.00	NSV					1.81
JI-08-OG	866.20	871.95	5.75	142	4.2	1.29	0.90	2.7	4.40
Footwall Vein	930.90	932.45	1.55	17	0.5	2.39	0.21	1.02	1.19
JI-08-QG	637.60	639.9	2.30	86	2.5	0.15	2.72	3.81	1.88
JI-08-SE	842.60	845.05	2.45	124	3.6	0.89	0.64	3.06	2.01

(See longitudinal section attached and www.magsilver.com for diagrams).

The results reported above are part of a 28,000 metre drill program being carried out on the Juanicipio property in 2008.

MAG and Fresnillo operate the project at Juanicipio through their joint venture company, Minera Juanicipio S.A. DE C.V.  MAG holds a 44% interest in Minera Juanicipio. In a press release dated June 18, 2008 (investors should refer to this press release for disclaimer information regarding resources) the joint venture announced a total inferred resource estimate as at December 31st, 2007 of 237.8 million ounces of silver of which MAG’s 44% interest equates to 104.5 million ounces. In addition to the silver resource the estimate also reports that the inferred resource also contains a total of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About the Joint Venture

The 8,000 hectare Juanicipio property is located in Zacatecas State, Mexico just outside the mining town of Fresnillo. The Fresnillo mine area has been in continuous production since the 1500’s and today is host to the worlds’ largest producing primary silver mine operated by Fresnillo plc. The Fresnillo/MAG Juanicipio Joint Venture lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a 600 metre shaft and a 2,200 metre decline. MAG and Fresnillo are now operating the delineation and exploration program through their joint venture company, Minera Juanicipio S.A. DE C.V.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext (formerly AMEX) under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Fresnillo plc Contact Octavio Alvidrez, Investor Relations
Website: Phone:	www.fresnillo.com 52 (55) 5279 3250 011-44-207-399-2470	Email: Fax:	om_alvidrez@fresnilloplc.com 52 (55) 5279 3217 011-44-207-399-2471

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html .

# Valdecañas Vein - Vertical Longitudinal Section

October, 2008

(Interpretation subject to change)

*Assay Results: True Width (meters) / Ag g/t / Au g/t
g/t (grams per tonne)
200 m
Legend
>500 g/t Ag
250 - 500 g/t Ag
<250 g/t Ag
Proposed Hole
In Progress
Surface
Section G
Section I
Section K
Section M
Section O
Section Q
Section S
Preliminary Position (best estimate)
Fresnillo
MAG/Fresnillo
1,500 m
Top of interpreted Bonanza Zone
meters above sea level
2220
2120
2020
1920
1820
1720
1620
1520
1420
-800
-700
-600
-500
-400
-300
-200
-100
0
100
200
300
400
500
JI-07-GY 0.7m/121/0.61
JI-07-GZ 1.4m/769/2.11
JI-07-GA 6.0m/562/0.55
JI-07-GB 3.7m/244/1.50
JI-07-GC 5.8m/1,635/0.51
JI-08-HE 3.2m/145/1.63
JI-08-HF 1.5m/58/0.35
JI-08-GE 7.4m/123/4.89 4.7m/1179/1.98
JI-07-GD 16.1m/1,353/3.79
IB
HD In Progress
IC In Progress
ID2 In Progress
JI-07-IE 4.6m/1,843/4.43
JI-08-JE 5.4m/243/2.74
JI-03-07 0.3m/593/0.53
JI-06-MA 0.7m/12/0.04
JI-07-KC 0.6m/401/0.19
JI-06-MB 1.5m/2,210/6.96
JI-06-KD 9.8m/2,279/2.66
JI-07-KE 4.5m/82/0.73
JI-06-MC 7.0m/1,347/0.50
JI-05-16 5.5m/1,798/2.91
JI-06-ME 7.0m/1,703/3.45
JI-06-MF 7.2m/675/1.43
JI-07-MG 4.6m/192/2.29
QC Hole Lost / No Recovery
OB
OD
JI-08-QD 0.7m/200/0.69
JI-08-OE2 1.8m/5/0.10
JI-08-OF 4.7m/224/1.77
JI-08-OG 4.4m/142/1.29
QA
QB
QC
JI-08-QE 4.7m/1,198/0.20
JI-08-QF 6.2m/ 578/3.85
JI-08-QG 1.9m/86/0.15
QH In Progress
JU5 2.3m/136/0.24
SA
SB
JU6 0.7m/156/0.51
JI-07-SD 4.0m/271/2.78
JI-08-SE 2.0m/124/0.89
UC
JI-07-UE 10.0m/28/0.48
TE In Progress